

20010718

ANNUAL AUDITED ~~~
FORM X-17A-5
PART III

Mail Processing Section FEB 25 2020 Washington DC 415

SEC FILE NUMBER
8-69649

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2019** AND ENDING **12/31/2019**
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **tastyworks, Inc.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 W. Fulton Market, Suite 220
　　　　　　　　　　　　　　(No. and Street)

Chicago	**IL**	**60607**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Sheridan　　　　　　　　　　　　　　　　　　　　　　　　　(312) 724-7075
　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
　　　　　　　　(Name – if individual, state last, first, middle name)

1 South Wacker Dr.	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant.

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Scott Sheridan _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
tastyworks, Inc. _____, as
of December 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of tastyworks, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of tastyworks, Inc. (the Company) as of December 31, 2019, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2016.

Chicago, Illinois
February 24, 2020

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

1

tastyworks, Inc.
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	61,071,915
Receivable from broker dealer, net		8,683,296
Accounts receivable		160,056
Fixed assets, internally developed software, and right-of-use assets, less accumulated depreciation and amortization of $6,167,055		3,841,638
Other assets		1,056,296
Total assets	**$**	**74,813,201**

Liabilities and Shareholder's Equity
Liabilities

Accounts payable and accrued liabilities	$	1,601,338
Payable to parent		2,722,577
Accrued payroll and related liabilities		198,810
Lease liability		1,460,841
Deferred tax liability		301,058
Total liabilities		**6,284,624**
Shareholder's equity		**68,528,577**
Total liabilities and shareholder's equity	**$**	**74,813,201**

See Notes to Statement of Financial Condition

1. **Organization and Nature of Business**
   tastyworks, Inc. (the Company), a wholly-owned subsidiary of tastytrade, Inc. (the Parent), is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA), effective March 10, 2016, and also became a member of the National Futures Association (NFA) effective August 26, 2016. The Company launched operations on January 3, 2017 and conducts business on a fully disclosed basis with Apex Clearing Corporation, pursuant to the clearing agreement. The Company is exempt under paragraph (k)(2)(ii) as defined by Rule 15c3-3 and files an Exemption Report as described in SEA Rule 17a-5.

2. **Summary of Significant Accounting Policies**
   Basis of presentation
   The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition.

   Use of estimates
   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Fixed assets and internally developed software
   Fixed assets and internally developed software are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over the useful life ranging from three to seven years.

   Fixed assets and internally developed software consisted of the following:

	Useful Lives	December 31, 2019
Equipment	5 years	$ 3,196,229
Computers	5 years	137,686
Furniture & Fixtures	7 years	488,972
Leasehold Improvements	7 years	1,821,221
Software	3 years	206,466
Internally developed software	3 years	3,114,783
Right-of-use assets	Lease life	1,043,336
Total cost:		**10,008,693**
Less: accumulated depreciation and amortization		(6,167,055)
Total fixed assets and internally developed software, net		$ **3,841,638**

   Accounting for internally developed software
   During the application development stage, management capitalizes, as long-lived assets, certain costs incurred up until the point at which the software is substantially complete and ready for release. Those costs include the external direct costs of materials consumed and services provided by third party vendors during the development process. All payroll and payroll-related costs, including travel incurred by the developers is also capitalized during this phase. With release of the application on January 2, 2017 there were no more costs capitalized and depreciation began to be allocated equally over the 3-year useful life. Internally developed software was fully depreciated as of December 31, 2019.

Income taxes
The Company is organized as a C Corp and is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements. Currently enacted tax laws and rates applicable to the period in which the deferred tax is expected to be realized or settled are used, as prescribed in FASB ASC 740. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company did not have any material amounts accrued for interest penalties at December 31, 2019. Interest or penalties on income taxes, if incurred, are recognized on the Statement of Operations. There were no material uncertain tax positions at December 31, 2019.

Recent accounting pronouncements
Current expected credit losses
In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"). The new guidance requires an entity to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts, as opposed to delaying recognition until the loss was probable of occurring. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2019. The Company will adopt ASU 2016-13 effective on January 1, 2020 using the modified retrospective method and does not expect the new standard to have a material impact on its consolidated financial statements.

Revenue recognition
A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in the new revenue recognition standard. The transaction price in a contract is allocated to each distinct performance obligation and is recognized as revenue when, or as, the performance obligation is satisfied.

Commissions
Commissions revenues, and related pass-through clearing expenses, are earned through the facilitation of trades for customers in individual equities, equity options, index products, index options, futures and options on futures. The Company believes the execution of these trades is the single performance obligation to the customer and therefore transactions are recorded on a trade-date basis.

Payment for order flow
Payment for order flow is generated from execution partners who accept trades from customer securities transactions. The Company believes its performance obligation is met when trade orders sent to the execution partner are filled and therefore revenue is recognized on a trade-date basis.

Receivables from customer contracts:

Contract assets	2019	2018
Commissions receivable	$ 2,365,007	$ 1,776,919
Payment for order flow receivable	3,233,585	1,590,067
Total contract assets	**$ 5,598,592**	**$ 3,366,986**

4

Principal transactions, interest and dividends
Proprietary securities transactions in regular-way trades are recorded on the trade-date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis and are included in the principal transactions on the Statement of Operations. Interest earned is recorded on an accrual basis and dividends are recorded on the ex-dividend date.

3. **Receivables**
Amounts receivable from our broker-dealers at December 31, 2019 consisted of the following:

Cash deposit – minimum deposit required with Apex	$ 1,000,258
Cash balance – PAB accounts	629,903
Receivable from broker-dealers	7,053,135
Total receivable from broker-dealers, net	**$ 8,683,296**

All fees due to our clearing-brokers are netted against the amounts owed to the Company each period. This includes monthly minimum clearing fees of $22,500 charged by our clearing partner.

4. **Related parties**
The Company entered into an expense sharing agreement with the Parent, whereby, all payroll and benefit expenses will be paid by the Parent and reimbursed by the Company at cost. Compensation, benefits and payroll taxes paid by the Parent for staff of the Company, including allocated marketing and developer staff expenses of the Parent. At December 31, 2019, $539,790 remained due to the Parent for payroll and benefit expenses.

The Parent has a 401(k) plan covering eligible employees, under which the Parent makes matching contributions pursuant to the plan document. At December 31, 2019, $7,603 remained due to the Parent for matching contributions. This is included in the total payroll and benefit expense due to the Parent noted above.

The Company entered into a Master Content and Trading Platform License, and Marketing Services Agreement (the "Agreement") with the Parent. Whereas the Company agreed to pay the Parent for licensing of its educational content and web-based trading platform along with marketing services performed on the Company's behalf. At December 31, 2019, $666,667 remained due to the Parent for licensing and marketing services.

The Parent also owns a subsidiary associated with the Company, tastyworks Australia Pty Ltd. (tastyworks AUS), that began operations in the second quarter of 2019. As tastyworks AUS offers the trading platform of the Company to users located in the country of Australia, the Company periodically transmits funds to tastyworks AUS for operating expenses. At December 31, 2019, no amounts were due to tastyworks AUS for such expenses.

In 2019, the Company entered into an agreement with the CME to receive a rebate on exchange fees in the net amount of the Company's for total increases in activity at CME compared to the rest of the market. This rebate can only be applied to expenses for marketing CME products. These expenses are paid by the Parent and reimbursed by the Company, who is subsequently reimbursed by the CME. The total amount of rebate owed by the Company to the Parent at December 31, 2019 was $50,545.

Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. At December 31, 2019, the current tax due and payable to the parent was $1,465,573. This is included in the Payable to Parent line on the statement of financial condition.

There are employees of the Company who have received incentive stock options from the Parent. In 2017, 281,000 incentive stock options were granted to employees of the Company.

The value of stock option awards granted to employees was estimated using the Black-Scholes option-pricing model. This determination was affected by the estimated stock price at grant date (equal to the exercise price in the case of option awards), which was derived from internal cash flow analyses performed by management, as well as award term and assumptions regarding expected volatility, risk-free interest rate, and expected dividends. Because option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options.

5. **Income taxes**

The Company accounts for income taxes under FASB Statement No. 109, "Accounting for Income Taxes (FASB 109)." Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes are as follows:

	2019
Deferred tax assets:	
Amortization	$ 45
Deferred operating lease	416,413
Allowance for bad debts	27,335
Accrued professional fees	12,506
Capital loss	81,927
Unrealized gain/loss	2,719
State depreciation adjustment	87,304
Deferred tax assets	**628,249**
Less valuation allowance	(81,927)
Total deferred tax assets	**$ 546,322**
Deferred tax liabilities:	
Depreciation	(545,081)
Right-of-use assets	(297,403)
Prepaid insurance	(4,896)
Unrealized gain/loss	-
Total deferred tax liabilities	**$ (847,380)**
Total net deferred taxes	**$ (301,058)**

A valuation allowance is required to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a $81,927 valuation allowance at December 31, 2019 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in the valuation allowance for the current year is $20,570.

The Company files income tax returns in the U.S. and Illinois as part of a consolidated group and is therefore subject to periodic audits by these tax authorities. The Company is subject to examination by the Internal Revenue Service and Illinois Department of Revenue for 2016 and later years.

6. **Leases and related agreements**

    A lease is a contract, or part of a contract, that conveys the right to control the use of the identified property or equipment for a period of time in exchange for consideration. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of the existing contracts are changed. In making this determination, the Company considers if it obtains substantially all of the economic benefits from the use of the underlying asset and directs how and for what purpose the asset is used during the term of the contract.

    The Company has two lease obligations – one as a lessee for office space and another for space and power – both of which are operating leases with initial noncancelable terms in excess of one year. These leases generally contain renewal options for periods ranging from two to five years. Since the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

    The Company recognizes a right-of-use ("ROU") lease asset and lease liability on the statement of financial condition for all leases with a term greater than 12 months at the commencement date of the lease. The lease liability represents the Company's obligation to make future lease payments and is recorded at an amount equal to the present value of the remaining lease payments due over the lease term. The ROU lease asset, which represents the right to use the underlying asset during the lease term, is measured based on the carrying value of the lease liability, and is adjusted for other items, such as lease incentives and uneven rent payments. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

    The discount rate used to determine the present value of the remaining lease payments reflects the Company's incremental borrowing rate, which is the rate the Company would have to pay to borrow on a collateralized basis over a similar term in a similar economic environment on the commencement date of the lease.

    Amounts reported in the consolidated balance sheet as of December 31, 2019 were as follows:

Operating lease ROU assets	$ 1,043,336
Operating lease liabilities	(1,460,841)

    Maturities of lease liabilities under noncancelable operating leases as of December 31, 2019 are as follows:

Year	Rent
2020	$ 515,945
2021	439,707
2022	450,666
2023	151,448
Subsequent years	-
Total	**$ 1,557,766**

7. **Indemnifications**

    In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under

these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

8. **Net capital requirements**
The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital equal to the greater of $250,000 or 2% aggregate debits. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to $250,000, which is the greater of its requirements under Regulation 1.17 under Commodity Exchange Act or Rule 15c3-1. At December 31, 2019, the Company's net capital was $63,115,459 which was $62,865,459 in excess of its minimum requirement of $250,000. The net capital rules might effectively restrict the distribution of equity to the Parent.

9. **Off-balance-sheet risk and concentration of credit risk**
Customers' transactions are introduced to and cleared through Apex Clearing Corporation, the Company's clearing broker. Under the terms of its clearing agreement, the Company guarantees the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company conducts business with a broker-dealer for its trading activities. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to agreements. The Company monitors the credit standing of this broker on an ongoing basis. In the event the broker is unable to fulfill its obligations, the Company would be subject to credit risk.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts at financial institutions located in the United States. At times, the Company may have cash that exceeds the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

10. **Subsequent Events**
The Company has evaluated events subsequent to the date the financial statements were issued. There have been no material subsequent events that occurred during such period which require disclosure in this report.



tastyworks, Inc.
Financial Report
December 31, 2019

Filed public information pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934.